UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FIRST NATIONAL CORPORATION

(Name of Issuer)

Common Stock, par value $1.25 per share

(Title of Class of Securities)

32106V107

(CUSIP Number)

Gerald F. Smith, Jr.

c/o First National Corporation

112 West King Street

Strasburg, Virginia 22657

(540) 465-9121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32106V107	Page 2 of 4

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gerald F. Smith, Jr.
2	Check the appropriate box if a member of group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 156,255
	8	Shared voting power 2,500
	9	Sole dispositive power 156,255
	10	Shared dispositive power 2,500
11	Aggregate amount beneficially owned by each reporting person 158,755
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.24%
14	Type of reporting person IN

CUSIP No. 32106V107	Page 3 of 4

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the statement on Schedule 13D/A (the “Statement”) that was filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on November 25, 2014, with respect to the Common Stock, par value $1.25 per share (the “Common Stock”) of First National Corporation (the “Issuer”). This Amendment No. 2 amends the Statement only as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

As of November 21, 2014 and at all times since November 21, 2014, the Reporting Person has beneficially owned less than 5.00% of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) is amended and restated to read in its entirety as follows. This Amendment No. 2 updates the sales price per share of sales of Common Stock for transactions previously disclosed in Item 5(c) of the Statement, to reflect the final sales price per share as determined by an independent financial advisor retained by the Reporting Person in connection with those transactions. Except as described above, this Amendment No. 2 does not amend any other information reported on the Statement pursuant to Item 5(c).

(c) The Reporting Person effected the following transactions in Common Stock during the 60 days prior to November 25, 2014. For a description of the purpose of these transactions, see Item 4 of the Statement.

Date	Shares Acquired	Shares Disposed	Price per Share*	Description of Transaction

11/21/2014	—	245,124	$6.20	Sale of shares of Common Stock from the G.F. Smith, Jr. Revocable Trust to certain irrevocable trusts**
11/21/2014	—	245,124	$6.20	Sale of shares of Common Stock from the G.F. Smith, Jr. Revocable Trust to certain irrevocable trusts**

*	The sales price per share was determined pursuant to a valuation performed by an independent financial advisor retained by the Reporting Person.
**	The Reporting Person does not serve as a trustee of, or otherwise share voting or investment power over shares of Common Stock held by, such irrevocable trusts.

CUSIP No. 32106V107	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2015

/s/ Gerald F. Smith, Jr.
Gerald F. Smith, Jr.